UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-76078

Albany International Corp. Prosperity Plus Savings Plan
(Exact name of registrant as specified in its charter)

216 Airport Drive
Rochester, NH 03867
(603) 330-5800
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Plan Interests in the Albany International Corp. Prosperity Plus Savings Plan(1)
(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.001 per share(2)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

(1) Effective February 28, 2023, the Company terminated The Albany International Stock Fund as an investment option for participants in the Albany International Corp. Prosperity Plus Savings Plan (the “Plan”). All participant balances were converted to other investments as directed by investment selections of the participants, or to a qualified default investment alternative, as applicable. On May 6, 2024, Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-76078) was filed with the Securities and Exchange Commission to deregister all the unsold shares of Class A Common Stock, par value $0.001 per share, of Albany International Corp. (the “Registrant”) and plan interests of the Plan previously offered under such Form S-8. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file Form 11-K under Section 15(d) of the Exchange Act.

(2) This Form 15 has no effect on the duty of the Registrant to file reports under Sections 13(a) or 15(d) with respect to the Registrant’s Class A Common Stock, par value $0.001 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Albany International Corp. Prosperity Plus Savings Plan

Date: May 6, 2024	By:	/s/ Robert D. Starr
	Name:	Robert D. Starr
	Title:	Chairman, Plan Administrative Committee